Exhibit 6.3

                             A Research Proposal By:

                            THE UNIVERSITY OF KANSAS

                             Lawrence, Kansas 66045


                                       to


                                  NEXMED, INC.

                                 Los Angeles, CA

                                      TITLE

           DEVELOPMENT OF EFFECTIVE TRANSDERMAL DELIVERY ENHANCEMENT

Principal Investigator:   Dr. J. Howard Rytting
                          Center for Drug Delivery Research
                          Pharmaceutical Chemistry Laboratories
                          (913) 864-3757

Starting Date:  Dec.1 1996          Completion Date:  Nov. 30, 1997

Total Budget: $49,932

                             SIGNATURES OF APPROVAL


 /s/ J. Howard Rytting
-------------------------------------
J. Howard Rytting
Principal Investigator


 /s/ Kim Moreland
-------------------------------------
Kim Moreland, Director
Research Support and Grants Administration

PROPOSED STUDY

I.    SCOPE OF THE WORK

      It is proposed to conduct a study which will involve the development and evaluation of transdermal penetration enhancer substances with respect to compounds of interest to NEXMED, Inc. as outlined below and in accordance with the accompanying research agreement. In general the program will focus on the design and evaluation of several potential transdermal drug enhancers to improve the efficacy of several compounds of interest to NEXMED and to understand the mechanism of their actions.

      Specific activities would be in the following areas.

      1. Synthesis of small batches of penetration enhancers of the N, N-dialkylaminoalkanoate type that have been found to be effective in promoting the transdermal penetration of a number of drugs. The choices will be based on the chemical and physical nature of the compounds of interest to NEXMED.

      2. Determine steady-state flux, lag times and permeability constants for a several chemical entities provided by NEXMED (1-5 compounds), with and without flux enhancement utilizing biodegradable transdermal penetration enhancers developed at the University of Kansas. For comparative purposes, studies may also be conducted with oleic acid, Azone , and lauryl alcohol.

      Initially shed skin (stratum corneum) of the black rat snake will be used as the model membrane. For the initial studies, pieces of the shed snake skin will be pretreated with 15 ul of pure liquid enhancer approximately 2 hr before each experiment. The studies will be carried out using Franz type vertical diffusion cells with an effective diffusional area of 1.8 cm^2 If the analysis will take place using HPLC. If direct uv or visible spectrophotometry can be used an automated diffusion cell apparatus developed In our laboratories will be used. Depending on the solubility characteristics of the drugs to be studied, either solutions or suspensions of the drug will be applied to the donor cells for the initial studies. Studies with ointment and gel formulations will also be considered. Depending on the acid/base characteristics of the drugs to be studied pH will be controlled appropriately. In most cases the receptor cell will contain a buffer at neutral pH.

      The drug penetrating into the receptor cell will be assayed according to procedures supplied by NEXMED or if necessary appropriate procedures developed in our laboratory. The data obtained will be plotted as the cumulative amount of drug appearing in the receptor compartment as a function of time. The steady state flux, lag times and permeability constants will be determined and evaluated.

      3. Efforts will also be directed towards preparing formulations containing various GRAS additives such as hydrogenated phospholipid and alcohols. In addition, if the compounds are suitable, we will look at the effects of including certain ion pairing agents that we have found to be effective in the formulations along with our transdermal flux enhancing agents.

      4. If time and the level of support allows, it is anticipated that the work will lead to structure/activity relationships for effective percutaneous absorption.

      5. As time permits, we will conduct studies on the mechanism of action of the biodegradable flux enhancers. This will involve some of the following types of studies.

            a. We will examine the effects of the penetration enhancers on the various phase transitions of components of the skin using DSC of the skin both treated and untreated with flux enhancing agents. Preliminary studies have shown that the enhancers generally lower the phase transition temperature of the lipid phase of the stratum corneum.

            b. We will examine the effects of the enhancers on flux enhancement in both normal and delipidized shed snake skin. Delipidization will be accomplished by soaking pieces of shed snake skin in chloroform: methanol (2:1 ratio) mixtures for about 24 hr. After delipidization the shed snake skin pieces will be dried for about 1 hr. to evaporate the chloroform and methanol. These samples will then be used as described earlier. It is anticipated that the results will assist us in differentiating the involvement of the lipid and protein domains of the stratum corneum in the transport of drugs through the skin.

            c. We will use fluorescence polarization to examine the effects of the penetration enhancers on the lipid domains of the skin. Fluorescence polarization is a method commonly used to monitor the degree of molecular packing order in the apolar regions of cell membranes. Decreases in the packing order suggest that the lipid domains become more "fluid", which is generally related to increased membrane permeability. The effects of several penetration enhancers on stratum corneum membrane lipids will be examined by labeling the cells with various fluorescent probes such as diphenylhexatriene fluorophores and characterizing their interactions with the cell membranes using fluorescence anisotropy and fluorescence lifetimes. Various probes that tend to interact with lipids in different regions will be utilized.

      As the program is currently defined, a successful research effort would require several years, beginning on Dec. 1, 1996 and continuing indefinitely. However, initial funding will be for a period of one year through Nov.30, 1997. During this period, specific activities 1 and 2 should be completed for several drugs as well as some progress on activities 3-5.

II.   BUDGET

                               KU BUDGET

                                 YEAR 1

Personnel

         J. H. Rytting, P.I., 5%             4,150

         Mehmet Tanol, Postdoc (100%)       22,000

         Fringe Benefits                     6,550

                     Subtotal               32,700

Supplies
      Chemicals, glassware,
      columns, repair, etc.                  1,000

Animals
      Snakes                                   500

      Total Direct Costs                    34,200

Indirect Costs
  (@ 46% of direct costs)                   15,732

                Total                       49,932

      Budget transfers between categories are at the discretion of the Principal Investigator.

      Project funds shall be paid to the University by NEXMED in two semiannual payments, the first upon executing this agreement and the second on or about 6 months later.

III.  TERM AND TERMINATION

      This agreement shall be effective as of the date of its execution by both parties and shall continue in effect for a period of one (1) year, unless further extended and agreed to by the parties in writing; provided however, the Agreement may be terminated by either party at any time by giving 3 months written notice to the other. In the event by NEXMED, the University shall be paid all of its costs and expenses incurred to the date of termination (reduced by prior payments by NEXMED).

IV.   REPORTS AND MEETINGS

      The University shall provide a final report regarding the progress of the project to NEXMED at the conclusion of the project. Further, the University shall provide NEXMED with oral progress reports as requested. NEXMED shall designate representative(s) to participate in meetings to review research and development activities as it deems necessary. NEXMED's designated representative(s) shall have access at reasonable times to observe the project in process or review overall performance of the program. NEXMED shall pay all reasonable travel and living expenses to Professor Rytting or other University personnel for any such meetings held away from University premises.

V.    RESEARCH RESULTS

      Inventorship of patentable inventions shall be determined in accordance with the patent laws and practices of the United States of America. The University shall own the patent rights to inventions made by University personnel and arising from the Projects. With NEXMED's discretion and consent, filing and prosecution of United States patent applications and patent maintenance on inventions arising from the Project and any foreign patent applications based thereon shall be carried out at NEXMED's expense by counsel mutually agreeable to both parties. University may file and prosecute, or cause to be filed and prosecuted, any patent applications which NEXMED does not elect to support. NEXMED in its discretion may at any time discontinue its financial support of any patent application or patent hereunder in which case its rights with regard thereto shall cease. NEXMED is hereby granted irrevocable options to obtain exclusive worldwide licenses, including sublicensing rights, to any U.S. and foreign patent applications and patents claiming inventions for the life of the patents which arise from the Project. The term of each option shall commence with the filing date of the relevant patent application and continue for one (1) year from the date of issue of each relevant United States Patent. Terms of the licenses shall be negotiated substantially in accord with ordinary practice.


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

NEXMED shall have a right to first refusal to license U.S. and foreign patents claiming inventions which arise from the Project and obtained at the University's expense commencing with the filing date of the relevant patent application and continuing for a period of one (1) year from the date of issue of any relevant U S. patent under similarly negotiated terms.

VI.   PUBLICATIONS

      The University retains full rights to publish or present on the work of UNIVERSITY personnel under this Agreement. However, the University will provide NEXMED with a copy of any written publication material or text of any oral presentation relating to the project at least sixty (60) days prior to submission for publication or presentation to permit NEXMED to review the material for possible disclosure of confidential and proprietary information of NEXMED or of patentable inventions. Upon request by NEXMED, the University will delete any of NEXMED's confidential and proprietary information prior to submission for publication or presentation. If NEXMED does not respond within said sixty days, the University may proceed to publish or disclose. However, disclosure by the University may be delayed for an additional six (6) months if NEXMED notifies the University of its intent to file a patent application(s) based upon the material disclosed in the publication or presentation.

VII.  CONFIDENTIALITY

      In order to carry out the project, it may be necessary for NEXMED and the University to exchange information which each party considers confidential and proprietary. All confidential and proprietary information shall be maintained in strict confidence by the receiving party and shall not be disclosed to any third party or used for any purpose without the prior written consent of the disclosing party. Such confidentiality will not, however, apply to information or materials which are publicly available or which become such through no breach of this agreement, or which can be documented to have been in the receiving party's possession at the time of disclosure or which is subsequently disclosed to any party by a fourth party having no obligation of confidentiality to any party hereto.

VIII. PUBLICITY

      Upon execution hereof and during the term of this Agreement, neither, NEXMED nor the University shall issue any press release or other third-party communication without the prior written approval of the other parties, except as may be required by University policies.

IX.   NOTICES

      Any notice required or permitted hereunder shall be in writing and shall be deemed given as of the date it is (a) delivered by hand or (b) sent by registered or certified mail, postage prepaid, return receipt requested and addressed to the party to receive such notice at the address set forth below, or such other address as is subsequently specified in writing:

      TO NEXMED:          NEXMED, Inc.
                          1301 West Olympic Blvd., #509
                          Los Angeles, CA 90064
                          Attn: James L. Yeager, Ph.D.


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

      TO UNIVERSITY:      Kim Moreland, Director
                          Research Support and Grants Administration
                          The University of Kansas
                          220 Strong Hall
                          Lawrence, Kansas 66045

X.    APPLICABLE LAW

      This Agreement shall be deemed to have been made in the State of Kansas and shall be interpreted and enforced in accordance with the laws of the State of Kansas.

XI.   ENTIRE AGREEMENT

      This Agreement constitutes the entire understanding of the parties with respect to the research and development program. Any modification of this agreement shall be valid only if made in writing and signed by both parties.

      IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the day and year set forth below.


NEXMED, INC                               THE UNIVERSITY OF KANSAS


By: /s/ James L. Yeager                   BY: /s/ Kim Moreland
    ----------------------------              --------------------------------
    James L. Yeager                           Kim Moreland, Director
    Vice President                            Research Support and Grants
                                              Administration

Date:  11/30/96                           Date:  11/20/96


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